EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-76570 and 333-105738) of Dynegy Inc. of our report dated June 16, 2004 relating to the statements of net assets available for benefits as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, and the related schedule of assets held at end of year as of December 31, 2003 and the schedule of reportable transactions for the year then ended of the Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement, which appears in this Annual Report (Form 11-K) for the year ended December 31, 2003.

/s/ McConnell & Jones LLP

Houston, Texas

Date: June 28, 2004